US SECURITIES & EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     LAZARUS INDUSTRIES, INC.
          (Name of Small Business Issuer in its charter)

            Nevada                                     87-0445575
   (State or Other Jurisdiction of                   (IRS Employer
   Incorporation or Organization)                    Identification No.)

     10 West 100 South, Suite 610, Salt Lake City, Utah 84101
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (801) 532-7851

Securities to be registered under Section 12(b) of the Act:



Securities to be registered under Section 12(g) of the Act:

                  Common Stock, Par Value $0.001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION

Part I                                                               Page No.

Item 1.  Description of Business..........................................1

Item 2.  Management's Discussion and Analysis or Plan of Operation ...... 7

Item 3.  Description of Property ........................................ 8

Item 4.  Security Ownership of Certain Beneficial Owners and Management...8

Item 5.  Directors, Executive Officers, Promoters and Control Persons.... 9

Item 6.  Executive Compensation ..........................................11

Item 7.  Certain Relationships and Related Transactions.................. 11

Item 8.  Description of Securities....................................... 12

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters............................ 12

Item 2.  Legal Proceedings .............................................. 13

Item 3.  Changes in and Disagreements with Accountants .................  13

Item 4.  Recent Sales of Unregistered Securities .......................  13

Item 5.  Indemnification of Directors and Officers.....................   14

PART F/S............................................................ 15, F-1

PART III

Item 1.  Index to Exhibits ..............................................16

Item 2.  Description of Exhibits.......................................  16

SIGNATURES ...........................................................   17

ITEM 1.  DESCRIPTION OF BUSINESS

History

     Lazarus Industries, Inc. (the "Company") was organized as a Utah corporation on December 31, 1985, under the name "Gaslight, Inc.," for the
purpose of seeking a favorable business opportunity.   Immediately following
organization of the Company, it sold a total of 4,000,000 shares of its common stock, for an aggregate of $8,000, or $0.002 per share. In order to provide the Company with additional capital to seek to acquire or enter into a favorable business opportunity, in January, 1987, the Company completed a public offering pursuant to a registration statement on Form S-18, consisting of 15,000,000 pre-split shares of common stock at an offering price of $0.01 per share, or a total gross offering of $150,000.

     In the end of March, 1988, the Company completed the terms of an exchange agreement (the "Exchange Agreement") with Lazarus Medical Innovations, Inc., a closely-held Utah corporation ("Lazarus"), and the shareholders of Lazarus, providing for the acquisition by the Company of Lazarus as a wholly-owned subsidiary, in a stock-for-stock reorganization (the "reorganization").
Under the terms of the Exchange Agreement, the Company issued a total of 2,036,800 shares of common stock of the Company, or approximately 73.6% of the issued and outstanding common stock of the Company, after giving effect to a 1-for- 25 reverse split or share consolidation of the issued and outstanding
shares of the Company effectuated in connection with the reorganization.    In
connection with the reorganization, the Company's shareholders approved, in a special meeting of the shareholders held on March 30, 1988, the Exchange Agreement; a 1-for 25 reverse split or share consolidation, described above; the amendment of the Company's Articles of Incorporation to change the Company's name to "Lazarus Industries, Inc.;" and the appointment of the five designees of Lazarus as the management of the Company.

     For a period of approximately three years following the reorganization described above, the Company was engaged in the manufacture, development and marketing of various medical products and devices, which was the business conducted by its wholly-owned subsidiary, Lazarus, prior to the reorganization. These activities were terminated in 1991, and the Company was dormant until the end of 1996, when efforts were commenced by the new management to reactivate the business of the Company.

General

     The Company was originally organized for the purpose of creating a capital resource fund to seek, investigate, and, if warranted, acquire or
participate in a favorable business opportunity.   As described above, in
1988, the Company entered into a reorganization transaction with Lazarus, to become engaged in the manufacture and marketing of medical devices. This business was discontinued in 1991. The Company was dormant from 1991 until the end of 1997, when the Company began efforts to reactivate its business in order to seek a business opportunity to acquire.

     In the past few months, the Company has reviewed and evaluated a number of business ventures for possible acquisition or participation by the Company. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant.

     To date, opportunities have been made available to the Company through its officers and directors and through professional advisors including securities broker-dealers and through members of the financial community. It is anticipated that business opportunities will continue to be available primarily from these sources.

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firms business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

     Since its inception, the Company has had no active business operations, and has been seeking to acquire an interest in a business with long-term growth potential. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

     There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company has voluntarily filed this registration statement on Form 10-SB to become subject to the reporting requirements under the Securities Exchange Act of 1934 (the "Exchange Act"), based on management's belief that the Company's reporting status will enhance its ability to locate and acquire a business opportunity. The Company intends to continue to voluntarily file reports under the Exchange Act, regardless of whether its obligation to do so is suspended by rule or statute.

Selection of a Business

     The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth," the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

     Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services. Management of the Company will not be paid a finder's fee for locating a business opportunity.

     The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established f-in-n with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

     In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company. The Company will not acquire or merge with a business or corporation in which the Company's officers, directors, or promoters, or their affiliates or associates, have any direct or indirect ownership interest.

     The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

     The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

     The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of a Business

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions.
On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

     In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

     In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

     Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company. The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

     The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

     The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

     It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

     The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

     The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be no more than 20 hours per month per person, until such time as the Company enters into active
negotiations to acquire or reorganize with a business.    Management of the
Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

     Three and Six Month Periods Ended June 30, 1999, and Calendar Years Ended December 31, 1998 and 1997

     The Company has had no revenue from continuing operations for the three and six month periods ended June 30, 1999, and June 30, 1998, or the years
ended December 31, 1998 and December 31, 1997.   General and administrative
expenses for the three and six month periods ended June 30, 1999 and 1997, and for the years ended December 31, 1998 and 1997, consisted of general corporate administration, professional expenses and accounting and auditing costs.
These costs were $2,362 and $2,693 for the three month period ended June 30, 1999 and 1998, respectively; and $4,597 and $6,172 for the six month period ended June 30, 1999 and 1998, respectively. These costs were $6,665 and $90,669 for the years ended December 31, 1998 and 1997, respectively; however, $90,000 of such expenses in the year ended December 31, 1997 were attributable to the sale and issuance of 3,000,000 shares of common stock to officers and directors for services. All remaining expenses are attributable to costs and professional fees incurred to update the Company in order to make a Form 10-SB filing.

     The Company had no interest expense in 1997 and 1998, or in the six months ended June 30, 1999. Interest income for the Company for the years ended December 31, 1998 and 1997, and the three months and six months ended June 30, 1999 and 1998, was nominal ($880 in 1998, $0 in 1997; $341 and $655 for the three months and six months ended June 30, 1999; and no income for the six months ended June 30, 1997).

     As a result of all of these factors, the Company has realized a net loss for the three months and six months ended June 30, 1999 of $2,021 and $3,942, respectively; a net loss for the three months and six months ended June 30, 1998, of $2,693 and $6,172, respectively, and for the years ended December 31, 1998 and 1997, of $5,785 and $90,669, respectively.

Liquidity and Capital Resources

     At June 30, 1999, the Company had working capital of approximately $34,000, as compared to working capital of approximately $38,000 at December 31, 1998. Working capital as of both dates consists of short-term investments, and cash and cash equivalents. Although the Company's most significant assets consist largely of cash and cash equivalents, the Company has no intent to become, or hold itself out to be, engaged primarily in the business of investing, reinvesting, or trading in securities. Accordingly, the Company does not anticipate being required to register pursuant to the Investment Company Act of 1940, and expects to be limited in its ability to invest in securities, other than cash equivalents and government securities, in the aggregate amount of over 40% of its assets. There can be no assurance that any investment made by the Company will not result in losses.

     The Company has very limited liquid assets, and such assets may not be sufficient for the Company to meet its operating needs over the next twelve months. The Company does not anticipate, however, that it will require substantial revenue, or additional cash assets, until it enters into an acquisition or reorganization transaction with a business opportunity. The Company has no material revenues and its needs for capital will in all likelihood change dramatically if it acquires an interest in a business opportunity in the next twelve months. The Company's current operating plan is to (a) cover the administrative and reporting requirements of a public company; and (b) search for, and investigate, potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company, and there can be no assurance that the Company will be able to identify any such business, product, technology or entity suitable for an acquisition or reorganization transaction. Moreover, there can be no assurance the Company will be successful in its efforts to enter into consummate an acquisition or reorganization transaction on terms favorable or beneficial to the Company and its shareholders, or that it, or its successor, will be able to effectively manage the business opportunity the Company acquires or becomes engaged in.

                 ITEM 3.  DESCRIPTION OF PROPERTY

     The Company uses offices and related clerical services at 10 West 100 South, Suite 610, Salt Lake City, Utah 84101, provided by an officer and director of the Company at a monthly rental rate of $200.

    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                          AND MANAGEMENT

     The following table sets forth as of August 8, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                 Common                         Percent of
Name and Address                 Shares         Options(1)      Class(2)
-----------------------          ------------   ----------      ----------
Jack M. Gertino (3)
10 West 100 South, Suite 610
Salt Lake City, Utah 84101        1,176,915      100,000         17.06

James C. Lewis (3)
10 West 100 South, Suite 600
Salt Lake City, Utah 84101        1,106,915      100,000         16.12

Sandra Speciale (3)
853 13th Avenue
Salt Lake City, Utah 84103        1,001,000          -0-         13.37

All Executive officers and
Directors as a Group (3 persons)  3,284,830      200,000         46.55


(1) These figures represent options that are vested or will vest within 10 years from the date as of which information is presented in the table.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his or her options, and percentage ownership of all officers and directors of a group assuming all such purchase rights held by such individuals are exercised.

(3) Messrs. Gertino, Lewis and Speciale are all of the officers and directors of the Company.

        ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                       AND CONTROL PERSONS

Directors and Officers

     The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                   Age       Positions(1)                     Since
----------------      -----     -----------------------------     ------

Jack M. Gertino         60       President and Director            1997

James C. Lewis          47       Secretary/Treasurer and Director  1997

Sandra Speciale         51       Director                          1997


     All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

     The following is information on the business experience of each director and officer.

     Jack M. Gertino, age 60, has been a private investor and business consultant in Salt Lake City, Utah, for the past five years. From June 1995 through October 1996, Mr. Gertino was an owner of a Tunex Service Center franchise in Layton, Utah, which offers automotive Tune-up services. He is currently pursuing a number of real estate projects, including the recent purchase and operation of a commercial office building in Salt Lake City. From February 1992 to the present, he has served as a director of Red Horse Entertainment Corporation, a publicly held shell corporation seeking a business acquisition. Since February, 1986, he has also served as an officer and director of Comet Technologies, Inc., a publicly held Nevada shell corporation seeking a business acquisition.

     James C. Lewis, age 47, an attorney, has been practicing law in the state of Utah since 1979. Mr. Lewis has been a partner in the firm of Lewis Law Offices since 1997 where he concentrates his practice in the areas of litigation, corporate, commercial and real estate law. Mr. Lewis was a partner in the firm of Diumenti & Lewis from 1993-1997. From 1987 to 1992, he was a partner in the firm of Lewis & Lehman. From 1979 to 1985, he was an attorney with Kruse, Landa & Maycock, where he concentrated his practice in corporate and transactional law. During the past few years, Mr. Lewis has been involved in the private development of a number of real estate projects. Mr. Lewis graduated from the University of Utah in 1976 with an undergraduate degree in psychology, and from the University of San Diego in 1979 with a juris doctorate degree.

     Sandra Speciale, age 51, worked as an independent marketing representative and consultant in the consumer electronics business, from 1978 to 1985. From 1985 to 1989, she was a partner in Advanced Marketing, a consumer electronics firm, where she was instrumental in taking this marketing organization from $1,000,000 to $40,000,000 in annual sales. Since 1989, she has been an independent consultant, focusing primarily on the marketing of medical products. She attended the University of Utah from 1968 to 1978, taking various courses in theater arts, and business, but did not receive a degree. She continues to attend seminars and conferences in the medical products industry.

Other Shell Company Activities

     Mr. Gertino is currently a director of Red Horse Entertainment Corporation and Comet Technologies, Inc., both publicly held shell corporations seeking a business acquisition. The possibility exists that one or more of the officers and directors of the Company could become officers and/or directors of other shell companies in the future, although they have no intention of doing so at the present time. Certain conflicts of interest are inherent in the participation of the Company's officers and directors as management in other shell companies, which may be difficult, if not impossible, to resolve in all cases in the best interests of the Company. Failure by management to conduct the Company's business in its best interests may result in liability of management of the Company to the shareholders.

                 ITEM 6.  EXECUTIVE COMPENSATION

     The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

     There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

     On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

     In August, 1999, the Company granted to Jack M. Gertino and James C. Lewis, officers and directors, options to purchase 100,000 shares of common stock each at an exercise price of $0.05. There was no public market for the Company's common stock as of the date of grant, and the book value of the Company's common stock was approximately $0.045 per share on the date of
grant.    The options are vested and expire in August 2009.  The options were issued to compensate these persons for their services to the Company over the past year, for which they have received minimal compensation.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 2, 1997, the Company issued to Jack M. Gertino, James C. Lewis and Sandra Speciale, officers and directors, 1,000,000 share each, in consideration of services provided by these individuals during the preceding months in reactivating the Company. At the time of issuance of these shares, and at all times since 1991, there has not been any market for the common stock of the Company.

     From January, 1998 through March, 1998, the Company sold a total of 1,533,334 shares of restricted common stock to ten (10) private investors, at a price of $0.03 per share, or a total of $46,000, to provide the Company with working capital to pursue its plan of updating accountings and pursuing a favorable business opportunity.

     On August 10, 1999, the Company granted options to Jack M. Gertino and James C. Lewis, to purchase a total of 100,000 shares each of the Company's common stock, at an exercise price of $0.05 per share. The options expire in August, 2009.

     Except the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was a party and in which any officer, director, or principal shareholder, or their affiliates or associates, was also a party.


                ITEM 8.  DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 7,485,417 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

                             PART II

          ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE
     REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established trading market for the common stock, and there has not been a trading market in the Company's common stock since 1991. For the past several years, there have been no public transactions in the common
stock of the Company, to the best knowledge of the Company.   The Company's
common stock is not quoted on the OTC Bulletin Board, the "pink sheets," or in any other quotation system. Following the filing and review of this Form 10-SB, the Company anticipates that it will seek to have its common stock quoted on the OTC Bulletin Board; however, there can be no assurance the Company will be successful in accomplishing this objective.

     The Company currently has outstanding a total of 1,533,334 shares of restricted common stock held by individuals who purchased such stock in private transactions from January through March, 1998. In addition, there are outstanding to the Company's officers, options to purchase 200,000 shares of common stock at an exercise price of $0.05 per share, which options expire in August, 2009. After March, 2000, All shares of common stock outstanding may be sold without restriction under Rule 144(k) promulgated under the Securities Act of 1933, except 3,000,000 shares which are held by officers and directors ("Control Shares"). Control Shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period which has been satisfied.

     Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

     At September 8, 1999, there were approximately 236 holders of record of the Company's Common Stock.

                    ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in or disagreements with accountants since the Company's organization.

         ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In December, 1997, the Company issued a total of 3,000,000 shares of restricted common stock to Jack M. Gertino, James C. Lewis and Sandra Speciale, or 1,000,000 shares each, for services rendered to the Company in reactivating its business. At the time of such stock issuances, the Company was dormant. These individuals contributed services to bring the Company's corporate status and financial accountings current, and to commence efforts to make the Company a reporting company under the Securities Exchange Act of 1934.

     In order to provide the Company with operating capital, from January, 1998 to March, 1998, the Company sold a total of 1,533,334 shares of the Company's restricted common stock to 10 private investors, at a price of $0.03 per share, or a total purchase price of $46,000. These shares were sold in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933 as amended, and applicable state exemptions from the registration requirements. The private investors were provided with all available information regarding the Company, and were given the opportunity to ask questions and receive answers from officers and directors regarding their investment. Each investor executed an investment letter, acknowledging that he or she was purchasing restricted shares for investment, and further acknowledging that such shares of common stock could not be resold in the absence of a registration, or an exemption from the registration requirements, including Rule 144 of the Securities Act of 1933 as amended.

     On August 10, 1999, the Company granted to Jack M. Gertino and James C. Lewis options to purchase 100,000 shares of common stock each at an exercise price of $0.05, all of which expire in August, 2009. The options were issued as compensation for services rendered to the Company. The options were issued in reliance on the exemption from registration set forth in Section 4(2) of the Securities Act of 1933.

        ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 16-10a-902 of the Utah Revised Business Corporation Act provides in relevant part as follows:

     (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

          (a) his conduct was in good faith; and

          (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

          (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (3) The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contenders or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4)     A corporation may not indemnify a director under this section:

          (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation;

          (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     Section 16-10a-903, Utah Revised Business Corporation Act, provides as follows:

     Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

     Section 16-10a-907, Utah Revised Business Corporation Act, provides as follows:

     Unless a corporation's articles of incorporation provide otherwise:

     (1) An officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

     (2) The corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) A corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     The Company's articles of incorporation provide that the Company may indemnify to the full extent of its power to do so under Utah law, all directors, officers, employees, and/or agents of the Company for liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with the Company. Consequently, the Company intends to indemnify its officers, directors, employees, and agents to the full extent permitted by the statute noted above.

                             PART F/S

                       FINANCIAL STATEMENTS

     The following financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

     (a) Audited Financial Statements

     Independent Auditors' Report
     Balance Sheet  as of December 31, 1998
     Statement of Operations for the Years Ended December 31, 1998 and 1997
          and from Inception (December 31, 1985) through December 31, 1998 Statement of Stockholders' Equity From Inception through December 31,
           1998

     Statement of Cash Flows for the Years Ended December 31, 1998 and 1997
         and from Inception through December 31, 1998
     Notes to the Financial Statements


     (b) Unaudited Financial Statements

     Balance Sheets as of June 30, 1999 (unaudited) and December 31, 1998 Statements of Operations for the Three Months and Six Months Ended
          June 30, 1999 and 1998, and from Inception (December 31, 1985) Through June 30, 1999
     Statements of Stockholders' Equity from Inception through December 31,
          1999
     Statements of Cash Flow for the Three Months and Six Months Ended
          June 30, 1999 and 1998, and from Inception through December 31, 1999 Notes to Financial Statements

                             PART III

                   ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit No.  SEC Ref. No.   Description/ Title of Document           Page

1            (3)(i)          Articles of Incorporation, as amended    E-1

2            (3)(ii)         Bylaws                                   E-6

3             (10)          Option granted to Jack M. Gertino
                            dated August 10, 1999                     E-15

4             (10)          Option granted to James C. Lewis
                            dated August 10, 1999                     E-22

5             (27)          Financial Data Schedules                   *


* The Financial Data Schedules are presented only in the electronic filing with the Securities and Exchange Commission

                 ITEM 2.  DESCRIPTION OF EXHIBITS

     See Item 1, Part III, above.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   LAZARUS INDUSTRIES, INC.


Date: September 8, 1999            By: /s/ Jack M. Gertino
                                   ----------------------------
                                      Jack M. Gertino, President

     In accordance with the Exchange Act, the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: September 8, 1999             /s/ Jack M. Gertino
                                   -----------------------------
                                        Jack M. Gertino, Director


Date: September 8, 1999             /s/ James C. Lewis
                                     ----------------------------
                                        James C. Lewis, Director

                          JONES, JENSEN
                          & COMPANY, LLC
           Certified Public Accountants and Consultants


                   INDEPENDENT AUDITORS' REPORT
                  -----------------------------


Board of Directors
Lazarus Industries, Inc.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Lazarus Industries, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997, and from the date of inception on December 31, 1985 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lazarus Industries, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, and from the date of inception on December 31, 1985 through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is a development stage company with no significant operating revenues to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Jones, Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
June 29, 1999

------------------------------
50 South Main Street
Suite 1450
Salt Lake City, Utah 84144
Telephone (801) 328-4408
Facsimile (801) 328-4461
-------------------------------

                     LAZARUS INDUSTRIES, INC.
                  (A Development Stage Company)
                          Balance Sheet


                              ASSETS

                                                       December 31,
                                                         1998
                                                       --------------
CURRENT ASSETS
     Cash in bank                                      $     40,215
                                                       --------------
          Total Current Assets                               40,215
                                                       --------------
          TOTAL ASSETS                                 $     40,215
                                                       ==============

            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

     Accounts payable (Note 3)                         $     2,221
     Taxes payable                                             100
                                                       --------------
          Total Current Liabilities                          2,321
                                                       --------------
          Total Liabilities                                  2,321
                                                       --------------
STOCKHOLDERS' EQUITY

     Common stock, $0.001 par value, 50,000,000 shares
      authorized; 7,485,417 issued and outstanding           7,486
     Capital in excess of par value                        283,428
     Deficit accumulated during the development stage     (253,020)
                                                       --------------
          Total Stockholders' Equity                        37,894
                                                       --------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $    40,215
                                                       ==============

The accompanying notes are an integral part of these financial statements.

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Operations


                                                                 From
                                                                 Inception on
                                                                 December 31,
                                     For the Years Ended         1985 through
                                         December 31,            December 31,
                                       1998           1997       1998
                                   -------------- -------------- -------------

REVENUES                           $           -  $          -   $         -
                                   -------------- -------------- -------------
EXPENSES

     General and administrative            6,665         90,669        98,986
                                   -------------- -------------- -------------
          Total Expenses                   6,665         90,669        98,986
                                   -------------- -------------- -------------
LOSS FROM OPERATIONS                      (6,665)       (90,669)      (98,986)
                                   -------------- -------------- -------------

OTHER INCOME (EXPENSE)

     Interest income                         880             -            880
     Loss from discontinued
       operations                              -             -       (154,914)
                                   -------------- -------------- -------------
      Total Other Income (Expense)             -             -       (154,034)
                                   -------------- -------------- -------------
NET LOSS                           $      (5,785) $     (90,669) $   (253,020)
                                   ============== ============== =============

BASIC LOSS PER SHARE               $       (0.00) $       (0.03)
                                   ============== ==============

The accompanying notes are an integral part of these financial statements

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity
From Inception on December 31, 1985 through December 31, 1998

                                                                         Deficit
                                                                         Accumulated
                                                            Additional   During the
                                        Common Stock        Paid-in      Development
                                    Shares         Amount   Capital      Stage
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1985                  -  $         -  $         -  $          -

Shares issued for cash at $0.002       160,000         160        7,840          (433)

Shares issued through public
 offering at $0.01 per share           555,523         556      138,325             -

Capital contributed by shareholders          -           -       54,077             -

Net loss from inception on
 December 31, 1995 through
 December 31, 1987                           -           -            -          (735)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1987             715,523         716      200,242        (1,168)

Shares issued to public at $0.01
 per share                              44,480          44       11,086             -

Shares issued in acquisition of
  wholly- owned subsidiary at
  $0.001 per share                   2,036,800       2,037            -             -

Shares issued for finders fee
 at $0.001 per share                   152,000         152            -             -

Shares issued to public at
 $0.10 per share for cash                3,280           3          325             -

Public offering costs                        -           -      (44,059)            -

Net loss for the year ended
 December 31, 1988                           -           -            -       (98,275)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1988           2,952,083       2,952      167,594       (99,443)

Net loss for the year ended
 December 31, 1989                           -           -            -       (39,018)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1989           2,952,083 $     2,952  $   167,594  $   (138,461)
                                 ------------- ------------ ------------ -------------

The accompanying notes are an integral part of these financial statements
                                6

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity
From Inception on December 31, 1985 through December 31, 1998

                                                                         Deficit
                                                                         Accumulated
                                                            Additional   During the
                                        Common Stock        Paid-in      Development
                                    Shares         Amount   Capital      Stage
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1989           2,952,083 $     2,952  $   167,594  $   (138,461)

Assets distributed to shareholders          -           -       (15,632)           -

Net loss for the year ended
 December 31, 1990                          -           -            -        (17,153)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1990           2,952,083       2,952      151,962      (155,614)

Net loss for the year ended
 December 31, 1991                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1991           2,952,083       2,952      151,962      (155,714)

Net loss for the year ended
 December 31, 1992                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1992           2,952,083       2,952      151,962      (155,814)

Net loss for the year ended
 December 31, 1993                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1993           2,952,083       2,952      151,962      (155,914)

Net loss for the year ended
 December 31, 1994                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1994           2,952,083       2,952      151,962      (156,014)

Net loss for the year ended
 December 31, 1995                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1995           2,952,083       2,952      151,962      (156,114)

Net loss for the year ended
 December 31, 1996                          -           -            -           (452)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1996           2,952,083 $     2,952  $   151,962  $   (156,566)
                                 ------------- ------------ ------------ -------------

The accompanying notes are an integral part of these financial statements.

                                7

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity (Continued)
From Inception on December 31, 1985 through December 31, 1998



                                                                         Deficit
                                                                         Accumulated
                                                            Additional   During the
                                        Common Stock        Paid-in      Development
                                    Shares         Amount   Capital      Stage
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1996          2,952,083  $     2,952  $   151,962  $   (156,566)

December 2, 1997 shares issued to
 officers at $0.03 per share for
 services                           3,000,000        3,000       87,000             -

Net loss for the year ended
  December 31, 1997                        -            -            -        (90,669)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1997          5,952,083        5,952      238,962      (247,235)

January 12, 1998 shares issued
 for cash at $0.03 per share        1,116,667        1,117       32,382             -

March 10, 1998 shares issued for
 cash at $0.03 per share              416,667          417       12,084             -

Net loss for the year ended
 December 31, 1998                         -            -            -         (5,785)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1998          7,485,417  $     7,486  $   283,428  $   (253,020)
                                 ============= ============ ============ =============



The accompanying notes are an integral part of these financial statements.
                                8

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Cash Flows


                                                                               From
                                                                               Inception on
                                                                               December 31,
                                                   For the Years Ended         1985 through
                                                       December 31,            December 31,
                                                     1998           1997       1998
                                                 -------------- -------------- -------------
CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                                    $      (5,785) $     (90,669) $   (253,020)
     Adjustments to reconcile net loss to
      net cash used by operating activities:
       Stock for services                                   -          90,000        90,000
     Change in operating assets and liabilities:
     Accounts payable                                       -              -          2,221
       Increase in taxes payable                            -             669           100
                                                 -------------- -------------- -------------
         Net Cash (Used) by Operating Activities        (5,785)            -       (160,699)
                                                 -------------- -------------- -------------
CASH FLOWS FROM INVESTING ACTIVITIES                        -              -             -
                                                 -------------- -------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES

     Net stock offering proceeds                        46,000             -        200,914
                                                 -------------- -------------- -------------
         Net Cash Provided by Financing Activities      46,000             -        200,914
                                                 -------------- -------------- -------------
INCREASE IN CASH                                        40,215             -         40,215

CASH AT BEGINNING OF PERIOD                                 -              -             -
                                                 -------------- -------------- -------------
CASH AT END OF PERIOD                            $      40,215  $          -   $     40,215
                                                 ============== ============== =============
CASH PAID FOR:

     Taxes                                       $          -   $          -   $         -
     Interest                                    $          -   $          -   $         -

The accompanying notes are an integral part of these financial statements.

                                   9

LAZARUS INDUSTRIES, INC.
Notes to Consolidated Financial Statements
December 31, 1998 and 1997


NOTE 1 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Organization

     Lazarus Industries, Inc. was incorporated under the laws for the State of Utah on December 31, 1985. The Company was incorporated for the purpose of engaging in the business of developing, manufacturing and marketing proprietary medical devices. In 1991, the Company discontinued its operations, and liquidated its assets leaving the Company dormant until 1996 when the Company began its operations again.

     b.  Provision for Taxes

     At December 31, 1998, the Company had net operating loss carryforwards of approximately $253,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount

     c.  Accounting Method

     The financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

     d.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e.  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     f.  Basic Loss Per Share

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

NOTE 2 -     DISCONTINUED OPERATIONS

     On March 29, 1988, Gaslight, Inc. (Registrant) consummated an exchange agreement (the "Exchange Agreement"), with Lazarus and the shareholders of Lazarus providing for the acquisition of Lazarus as a wholly-owned subsidiary of the Registrant.

LAZARUS INDUSTRIES, INC.
Notes to Consolidated Financial Statements
December 31, 1998 and 1997


NOTE 2 -     DISCONTINUED OPERATIONS (Continued)

     Under the terms of the Exchange Agreement, the Registrant was required to call and convene a meeting of its stockholders for the purpose of submitting to its stockholders for approval proposals for a 25-to-1 reverse stock split or share consolidation of the 19,000,000 shares of the Registrant's common stock issued and outstanding at March 18, 1988; approval of the Exchange Agreement, amendment of the Registrant's Articles of Incorporation to change its name to "Lazarus Industries, Inc." and the election of five designees of Lazarus to the Board of Directors of the Registrant. In connection with the acquisition of Lazarus, the Registrant issued 2,036,800 post-split shares of its restricted common stock, par value $0.001 to the stockholders of Lazarus in exchange for all the issued and outstanding capital stock of Lazarus. Consequently, Lazarus became a wholly-owned subsidiary of the Registrant.

NOTE 3 -     RELATED-PARTY TRANSACTIONS

     The Company's president paid expenses out of pocket which created a payable to him of approximately $2,200. No terms have been made on the payable. The payable is included in accounts payable.

NOTE 4 -     GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management intends to seek a merger with an existing, operating company, in the interim it has committed to meeting the Company's minimal operating expenses.

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Balance Sheets


                              ASSETS

                                               June 30,      December 31,
                                                1999             1998
                                             -------------- --------------
                                             (Unaudited)
CURRENT ASSETS

     Cash                                    $     37,885   $      40,215
                                             -------------- --------------
       Total Current Assets                        37,885          40,215
                                             -------------- --------------
          TOTAL ASSETS                       $     37,885   $      40,215
                                             ============== ==============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

     Accounts payable                        $      1,612   $          -
     Accounts payable - related party
      (Note 3)                                      2,221           2,221
     Taxes payable                                    100             100
                                             -------------- --------------
       Total Current Liabilities                    3,933           2,321
                                             -------------- --------------
STOCKHOLDERS' EQUITY

     Common stock 50,000,000 shares authorized,
      at $0.001 par value; 7,485,417 shares
      issued and outstanding                       7,486            7,486
     Additional paid-in capital                  283,428          283,428
     Deficit accumulated during the
       development stage                        (256,962)        (253,020)
                                             -------------- --------------
       Total Stockholders' Equity                 33,952           37,894
                                             -------------- --------------
        TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY                               $    37,885    $      40,215
                                             ============== ==============

The accompanying notes are an integral part of the financial statements.

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Operations
(Unaudited)

                                                                                        From
                                                                                        Inception on
                                          For the                  For the              December 31,
                                      Three Months Ended       Six Months Ended         1985 Through
                                          June 30,                 June 30,             June 30,
                                      1999          1998        1999          1998      1999
                                  ------------- ------------ ------------ ------------- -------------
REVENUES                          $          -  $         -  $         -  $          -  $          -

EXPENSES

   General and administrative            2,362        2,693        4,597         6,172       103,583
                                  ------------- ------------ ------------ ------------- -------------
      Total Expenses                     2,362        2,693        4,597         6,172       103,583
                                  ------------- ------------ ------------ ------------- -------------
      Loss from Operations              (2,362)      (2,693)      (4,597)       (6,172)     (103,583)
                                  ------------- ------------ ------------ ------------- -------------
OTHER INCOME
 (EXPENSE)

   Interest income                         341           -           655            -          1,535
   Loss from discontinued
     operations                              -           -             -            -       (154,914)
                                  ------------- ------------ ------------ ------------- -------------
       Total Other Income
         (Expense)                         341           -           655            -       (153,379)
                                  ------------- ------------ ------------ ------------- -------------
NET LOSS                          $     (2,021) $    (2,693) $    (3,942) $     (6,172) $   (256,962)
                                  ============= ============ ============ ============= =============
BASIC LOSS PER SHARE              $      (0.00) $     (0.00) $     (0.00) $      (0.00)
                                  ============= ============ ============ =============

   The accompanying notes are an integral part of the financial statements.


LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity
From Inception on December 31, 1985 through June 30, 1999

                                                                         Deficit
                                                                         Accumulated
                                                            Additional   During the
                                        Common Stock        Paid-in      Development
                                    Shares         Amount   Capital      Stage
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1985                  -  $         -  $         -  $          -

Shares issued for cash at $0.002       160,000         160        7,840          (433)

Shares issued through public
 offering at $0.01 per share           555,523         556      138,325             -

Capital contributed by shareholders          -           -       54,077             -

Net loss from inception on
 December 31, 1995 through
 December 31, 1987                           -           -            -          (735)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1987             715,523         716      200,242        (1,168)

Shares issued to public at $0.01
 per share                              44,480          44       11,086             -

Shares issued in acquisition of
  wholly- owned subsidiary at
  $0.001 per share                   2,036,800       2,037            -             -

Shares issued for finders fee
 at $0.001 per share                   152,000         152            -             -

Shares issued to public at
 $0.10 per share for cash                3,280           3          325             -

Public offering costs                        -           -      (44,059)            -

Net loss for the year ended
 December 31, 1988                           -           -            -       (98,275)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1988           2,952,083       2,952      167,594       (99,443)

Net loss for the year ended
 December 31, 1989                           -           -            -       (39,018)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1989           2,952,083 $     2,952  $   167,594  $   (138,461)
                                 ------------- ------------ ------------ -------------

   The accompanying notes are an integral part of the financial statements


LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity
From Inception on December 31, 1985 through June 30, 1999

                                                                         Deficit
                                                                         Accumulated
                                                            Additional   During the
                                        Common Stock        Paid-in      Development
                                    Shares         Amount   Capital      Stage
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1989           2,952,083 $     2,952  $   167,594  $   (138,461)

Assets distributed to shareholders          -           -       (15,632)           -

Net loss for the year ended
 December 31, 1990                          -           -            -        (17,153)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1990           2,952,083       2,952      151,962      (155,614)

Net loss for the year ended
 December 31, 1991                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1991           2,952,083       2,952      151,962      (155,714)

Net loss for the year ended
 December 31, 1992                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1992           2,952,083       2,952      151,962      (155,814)

Net loss for the year ended
 December 31, 1993                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1993           2,952,083       2,952      151,962      (155,914)

Net loss for the year ended
 December 31, 1994                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1994           2,952,083       2,952      151,962      (156,014)

Net loss for the year ended
 December 31, 1995                          -           -            -           (100)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1995           2,952,083       2,952      151,962      (156,114)

Net loss for the year ended
 December 31, 1996                          -           -            -           (452)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1996           2,952,083 $     2,952  $   151,962  $   (156,566)
                                 ------------- ------------ ------------ -------------

   The accompanying notes are an integral part of the financial statements.


LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Stockholders' Equity (Continued)
From Inception on December 31, 1985 through June 30, 1999

                                                                         Deficit
                                                                         Accumulated
                                                            Additional   During the
                                        Common Stock        Paid-in      Development
                                    Shares         Amount   Capital      Stage
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1996          2,952,083  $     2,952  $   151,962  $   (156,566)

December 2, 1997 shares issued to
 officers at $0.03 per share for
 services                           3,000,000        3,000       87,000             -

Net loss for the year ended
  December 31, 1997                        -            -            -        (90,669)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1997          5,952,083        5,952      238,962      (247,235)

January 12, 1998 shares issued
 for cash at $0.03 per share        1,116,667        1,117       32,382             -

March 10, 1998 shares issued for
 cash at $0.03 per share              416,667          417       12,084             -

Net loss for the year ended
 December 31, 1998                         -            -            -         (5,785)
                                 ------------- ------------ ------------ -------------
Balance, December 31, 1998          7,485,417  $     7,486  $   283,428  $   (253,020)

Net loss for the six months ended
 June 30, 1999 (unaudited)                 -            -            -         (3,942)
                                 ------------- ------------ ------------ -------------
Balance, June 30, 1999 (unaudited)  7,485,417  $     7,486  $   283,428  $   (256,962)
                                 ============= ============ ============ =============

   The accompanying notes are an integral part of the financial statements.

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Cash Flows
(Unaudited)

                                                                                        From
                                                                                        Inception on
                                          For the                  For the              December 31,
                                      Three Months Ended       Six Months Ended         1985 Through
                                          June 30,                 June 30,             June 30,
                                      1999          1998         1999         1998      1999
                                  ------------- ------------ ------------ ------------- -------------
CASH FLOWS FROM
 OPERATING ACTIVITIES

     Net income (loss)            $     (2,021) $    (2,693) $    (3,942) $     (6,172) $    (256,962)
     Adjustments to reconcile net
      loss to net cash used by
      operating activities:
          Stock issued for services          -           -            -             -          90,000
     Changes in operating assets
      and liabilities:
       Increase in accounts payable      1,612           -         1,612            -           3,833
       Increase in taxes payable             -           -            -             -             100
                                  ------------- ------------ ------------ ------------- -------------
         Net Cash Provided (Used)
          by Operating Activities         (409)      (2,693)      (2,330)       (6,172)      (163,029)
                                  ------------- ------------ ------------ ------------- -------------
CASH FLOWS FROM
 INVESTING ACTIVITIES                        -           -            -             -              -
                                  ------------- ------------ ------------ ------------- -------------
CASH FLOWS FROM
 FINANCING ACTIVITIES

     Net stock offering proceeds             -           -            -         46,000        200,914
                                  ------------- ------------ ------------ ------------- -------------
         Net Cash Provided (Used)
          by Financing Activities $          -  $        -   $        -   $     46,000  $     200,914
                                  ------------- ------------ ------------ ------------- -------------

   The accompanying notes are an integral part of the financial statements.

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Statements of Cash Flows (Continued)
(Unaudited)


                                                                                        From
                                                                                        Inception on
                                           For the                 For the              December 31,
                                      Three Months Ended       Six Months Ended         1985 Through
                                           June 30,                June 30,             June 30,
                                       1999         1998         1999         1998      1999
                                  ------------- ------------ ------------ ------------- -------------

INCREASE (DECREASE) IN  CASH      $       (409) $    (2,693) $    (2,330) $     39,828  $     37,885

CASH AT BEGINNING OF  PERIOD            38,294       42,521       40,215            -             -
                                  ------------- ------------ ------------ ------------- -------------
CASH AT END OF PERIOD             $     37,885  $    39,828  $    37,885  $     39,828  $     37,885
                                  ============= ============ ============ ============= =============


SUPPLEMENTAL CASH FLOW
 INFORMATION

     Cash paid for interest       $          -  $        -   $        -   $         -   $         -
     Cash paid for taxes          $          -  $        -   $        -   $         -   $         -

   The accompanying notes are an integral part of the financial statements.

LAZARUS INDUSTRIES, INC.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 1999 and December 31, 1998


NOTE 1 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Organization

     Lazarus Industries, Inc. was incorporated under the laws for the State of Utah on December 31, 1985. The Company was incorporated for the purpose of engaging in the business of developing, manufacturing and marketing proprietary medical devices. In 1991, the Company discontinued its operations, and liquidated its assets leaving the Company dormant until 1996 when the Company began its operations again.

     b.  Provision for Taxes

     At June 30, 1999, the Company had net operating loss carryforwards of approximately $257,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount

     c.  Accounting Method

     The financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

     d.  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e.  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     f.  Basic Loss Per Share

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

     g.  Unaudited Financial Statements

     The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

LAZARUS INDUSTRIES, INC.
Notes to Consolidated Financial Statements
June 30, 1999 and December 31, 1998


NOTE 2 -     DISCONTINUED OPERATIONS

     On March 29, 1988, Gaslight, Inc. (Registrant) consummated an exchange agreement (the "Exchange Agreement"), with Lazarus and the shareholders of Lazarus providing for the acquisition of Lazarus as a wholly-owned subsidiary of the Registrant.

     Under the terms of the Exchange Agreement, the Registrant was required to call and convene a meeting of its stockholders for the purpose of submitting to its stockholders for approval proposals for a 25-to-1 reverse stock split or share consolidation of the 19,000,000 shares of the Registrant's common stock issued and outstanding at March 18, 1988; approval of the Exchange Agreement, amendment of the Registrant's Articles of Incorporation to change its name to "Lazarus Industries, Inc." and the election of five designees of Lazarus to the Board of Directors of the Registrant. In connection with the acquisition of Lazarus, the Registrant issued 2,036,800 post-split shares of its restricted common stock, par value $0.001 to the stockholders of Lazarus in exchange for all the issued and outstanding capital stock of Lazarus. Consequently, Lazarus became a wholly-owned subsidiary of the Registrant.

NOTE 3 -     RELATED-PARTY TRANSACTIONS

     The Company's president paid expenses out of pocket which created a payable to him of approximately $2,200. No terms have been made on the payable. The payable is included in accounts payable.

NOTE 4 -     GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Management intends to seek a merger with an existing, operating company, in the interim it has committed to meeting the Company's minimal operating expenses.